UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2020 and 2019
and the
Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Benefits Administration Committee, and Benefits Planning Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1995.

/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 24, 2021

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2020 and 2019, and for the year ended December 31, 2020, and the supplemental information as of December 31, 2020, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2020	2019
ASSETS
Investments, at fair value	$429,552,203	$353,665,140
Receivables:
Employer contributions	1,926,099	2,081,212
Notes receivable from participants	6,220,538	5,902,238
NET ASSETS AVAILABLE FOR BENEFITS	$437,698,840	$361,648,590

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$36,989,577
Interest and dividend income	14,678,179
Total investment income	51,667,756
Interest income on notes receivable from participants	361,727
Contributions:
Employer	8,489,302
Participants	13,594,380
Rollovers	852,126
Total contributions	22,935,808
Asset transfers in	26,165,565
TOTAL ADDITIONS	101,130,856

DEDUCTIONS
Benefits paid to participants	(24,620,190)
Administrative expenses	(460,416)
TOTAL DEDUCTIONS	(25,080,606)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	76,050,250
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	361,648,590
End of year	$437,698,840

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering the majority of the U.S. employees of Federal Signal Corporation (the “Company”). All eligible employees may commence participation in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following completion of their waiting period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2015 with updates to various Internal Revenue Service (“IRS”) dollar limitations and changes to Plan rules for participant borrowings, and again as of January 1, 2020, as further described within and in Note 7 – Plan Mergers and Acquisitions. The Plan is sponsored by the Company.
The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company-designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act includes certain provisions applicable to retirement plans that temporarily provide relief to individuals that may have been adversely impacted by the coronavirus pandemic. The Committee has evaluated the relief provisions available to participants under the CARES Act and has implemented the provisions that permit coronavirus-related distributions up to $100,000 and extend the period of loan repayments, if applicable, up to one year. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.
Contributions
Most participants can contribute up to 40% of pre-tax annual compensation, as defined in the Plan, and prior to January 1, 2020, could make after-tax contributions of up to 6%, subject to IRS limits. Effective January 1, 2020, the option to make after-tax contributions was removed and replaced with the option to make Roth contributions. A participant’s aggregate pre-tax contributions and Roth contributions for any pay period may not exceed 40% of the participant’s compensation for that pay period.
In most circumstances, if an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pre-tax annual compensation to the Vanguard Target Retirement Fund whose “target” year is closest to the year in which the employee will turn age 65. The Plan offers an automatic increase feature that will increase the pre-tax contribution rate of participants by one percentage point each January up to 10% of base pay not to exceed the IRS contribution limit. The automatic enrollment and automatic increase features apply to employees covered by certain collective bargaining agreements. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
For most participants, Company contributions are based on a percentage of participant contributions and years of service. The Company makes a safe harbor matching contribution equal to 100% of the first 3%, and 50% of the next 2%, of base compensation that a participant contributes to the Plan each pay period. Many participants also receive an annual service-based contribution, which is based on years of service. Unless notified, this service-based contribution is made into the Plan.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan. During the year ended December 31, 2020, the Plan recorded income from dividends paid on Company stock of $243,591.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings in the fund(s) selected by the participant and is charged with an allocation of investment management

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
fees, administrative expenses and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 2018, most participants are also immediately vested in Company contributions. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.
Notes Receivable from Participants
Participants generally may borrow from their vested contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions. Upon distribution of a participant’s balance before a loan is repaid in full, the unpaid loan balance, together with the loan interest, shall become due and payable, and the trustee will first satisfy the indebtedness of the participant’s account before making any distribution to the participant. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, foreclosure on the note and attachment of security on such loan will not occur until a distributable event occurs under the Plan.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $214,762 and $258,293, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Employer contributions were reduced by $147,158, and plan administrative expenses of $157,132 were paid using forfeited non-vested accounts in the year ended December 31, 2020.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 3 – Fair Value Measurement for further discussion.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2020, 1,667,623 units were outstanding with a value of $14.89 per unit. As of December 31, 2019, 1,701,727 units were outstanding with a value of $14.53 per unit.
Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation includes gains and losses on the investments bought and sold, as well as held during the year. Contributions are recognized based on payroll dates and accrued if applicable.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded upon occurrence of a distributable event. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.
Unit Values
Individual participant accounts for the common/collective trust fund is maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from the fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Certain fees paid by the Plan to Vanguard (as trustee) related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses that are structured as a revenue-sharing arrangement are paid directly from fund earnings and are included in net appreciation in fair value of investments.
NOTE 3 – FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020 and 2019.
Mutual funds
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
Valued at the closing price reported on the active market on which the security is traded plus a small balance held in the Vanguard Prime Money Market Fund.
Common/collective trust fund
A stable value fund that is composed of certain investments which invest in fully benefit-responsive investment contracts and is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$346,355,880	$—	$—	$346,355,880
Common stock fund	24,737,112	—	—	24,737,112
Total investments categorized within fair value hierarchy	$371,092,992	$—	$—	$371,092,992
Investments measured at net asset value:
Common/collective trust fund*				58,459,211
Total Investments at fair value				$429,552,203
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$282,655,915	$—	$—	$282,655,915
Common stock fund	24,728,643	—	—	24,728,643
Total investments categorized within fair value hierarchy	$307,384,558	$—	$—	$307,384,558
Investments measured at net asset value:
Common/collective trust fund*				46,280,582
Total Investments at fair value				$353,665,140
*    This fund is measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. The

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
common/collective trust provides for daily redemption by the Plan at reported NAV, provided notice is received at Vanguard before 4:00 pm Eastern time on days the market is open. Additionally, there are no unfunded commitments.
NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the trustee of $400,339 for the year ended December 31, 2020, which was not covered by revenue sharing. The payments to the trustee included $10,955 of loan origination fees paid by participants that are not included in administrative expenses. The Plan also paid certain expenses related to the Plan’s operations to various service providers. These transactions are party-in-interest transactions under ERISA. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.
These party-in-interest transactions are exempt from the prohibited transactions rules under ERISA.
NOTE 5 – TAX STATUS
The IRS has determined and informed the Company, by a letter dated April 12, 2017, that the Plan (as restated January 1, 2015) and related trust are designed in accordance with applicable requirements of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 7 – PLAN MERGERS AND ACQUISITIONS
Truck Bodies and Equipment International (“TBEI”), a group of businesses acquired by the Company during 2017, maintained the TBEI 401(k) Savings Plan and the TBEI 401(k) Rugby Union Savings Plan (collectively, the “TBEI Plans”) through December 31, 2019. Effective January 1, 2020, the TBEI Plans were merged into the Plan (the “TBEI Plan Merger”) and eligible TBEI employees began participating in the Plan. On January 1, 2020, the net assets of the TBEI Plans were transferred into the Plan. On the date of the transfer, the net assets of the TBEI Plans were valued at $26,165,565. Effective January 1, 2020, the Plan was amended and restated to reflect the TBEI Plan Merger and make certain changes to participants’ contribution options, as described in Note 1 – Description of Plan.
On June 12, 2020, the Company acquired certain assets and operations of Public Works Equipment and Supply, Inc. (“PWE”). Effective on the acquisition date, eligible PWE employees were permitted to participate in the Plan.
NOTE 8 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, credit and market risks, including the recent economic volatility and uncertainty resulting from the ongoing coronavirus pandemic. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
NOTE 9 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 24, 2021, the date that the financial statements were filed with the Securities and Exchange Commission, and determined that no additional disclosures are required.

SUPPLEMENTAL INFORMATION
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	$68,698,173
*	Vanguard Retirement Savings Trust III	Common/collective trust	(1)	58,459,211
*	Vanguard Institutional Index Fund	Registered investment company	(1)	46,668,500
*	Vanguard Institutional Target Retirement 2025 Fund	Registered investment company	(1)	37,009,917
*	Vanguard Institutional Target Retirement 2030 Fund	Registered investment company	(1)	29,369,431
*	Federal Signal Stock Fund	Common stock fund	(1)	24,737,112
*	Vanguard Explorer Fund	Registered investment company	(1)	20,805,720
*	Vanguard Institutional Target Retirement 2035 Fund	Registered investment company	(1)	19,425,574
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	17,861,406
*	Vanguard Institutional Target Retirement 2045 Fund	Registered investment company	(1)	17,340,096
*	Vanguard Institutional Target Retirement 2020 Fund	Registered investment company	(1)	16,986,287
*	Vanguard Institutional Target Retirement 2040 Fund	Registered investment company	(1)	15,803,439
*	Vanguard International Growth Fund	Registered investment company	(1)	15,161,366
*	Vanguard Institutional Target Retirement 2050 Fund	Registered investment company	(1)	10,250,473
*	Vanguard Institutional Target Retirement Income Fund	Registered investment company	(1)	6,293,138
*	Vanguard Institutional Target Retirement 2015 Fund	Registered investment company	(1)	6,252,599
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	6,251,718
*	Vanguard Institutional Target Retirement 2055 Fund	Registered investment company	(1)	5,649,811
*	Vanguard Institutional Target Retirement 2060 Fund	Registered investment company	(1)	2,612,204
*	Dodge & Cox Income Fund	Registered investment company	(1)	1,874,151
*	Vanguard Mid-Cap Index Fund Admiral Shares	Registered investment company	(1)	793,664
*	Vanguard Institutional Target Retirement 2065 Fund	Registered investment company	(1)	767,153
*	Vanguard Cash Reserve Federal Money Market Fund	Registered investment company	(1)	309,941
*	DFA Emerging Markets Core Equity Portfolio Institutional Class	Registered investment company	(1)	171,119
				429,552,203
*	Participants’ loans	Interest rates from 4.25% to 6.5%	—	6,220,538
				$435,772,741
*    Party-in-interest as defined by ERISA
(1)    Cost information may be omitted for plan assets which are participant-directed.

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 24, 2021	/s/ Shirley Paulson
Shirley Paulson
Vice President, Human Resources (Benefits Administration Committee)

/s/ Daniel A. DuPré
Daniel A. DuPré
Vice President, General Counsel and Secretary (Federal Signal Corporation)